September 20, 2022

Via EDGAR

Ms. Erin Donahue

Mr. Geoffrey Kruczek

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission 100 F

Street, NE

Washington, D.C. 20549

U.S.A.

Re:	Nano Labs Ltd (CIK No. 0001872302)

Registration Statement on Form F-1 (File No. 333-266825)

Dear Ms. Donahue and Mr. Kruczek,

Pursuant to Rule 461 of Regulation C (“Rule 461”) promulgated under the Securities Act of 1933, as amended, Nano Labs Ltd (the “Company”) hereby requests that the effectiveness of the above-referenced registration statement on Form F-1, as amended (the “F-1 Registration Statement”), be accelerated to, and that the F-1 Registration Statement become effective at, 5:00 P.M., Eastern Time on September 22, 2022 or as soon thereafter as practicable.

If there is any change in the acceleration request set forth above, the Company will promptly notify you of the change, in which case the Company may be making an oral request of acceleration of the effectiveness of the F-1 Registration Statement in accordance with Rule 461. Such request may be made by an executive officer of the Company or by any attorney from the Company’s U.S. counsel, Wilson Sonsini Goodrich & Rosati, Professional Corporation.

The Company understands that the representatives of the underwriters, on behalf of the prospective underwriters of the offering, have joined in this request in a separate letter filed with the Securities and Exchange Commission today.

[Signature page follows]

Very truly yours, Nano Labs Ltd

By:	/s/ Jianping Kong
Name:	Jianping Kong
Title:	Chairman and Chief Executive Officer